                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  ___________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-L(A) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13D-2(A)

                          (Amendment No. ___________)(1)


                        Metro Information Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   59162P104
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Brian T. Keane
                                  Keane, Inc.
                                Ten City Square
                               Boston, MA  02129
                                (617) 241-9200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 20, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 8)
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 59162P104                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Keane, Inc.
      I.R.S. Identification No.: 04-2437166
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,135,104
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,135,104

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                        -----------------
CUSIP NO. 59162P104                13D                     PAGE 3 OF 8 PAGES
-------------------                                        -----------------

ITEM 1.  SECURITY OF THE ISSUER.

   The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Metro Information Services, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at Reflections II Office Building, Third Floor, 200 Golden Oak Court, Virginia Beach, Virginia 23452.

ITEM 2.  IDENTITY AND BACKGROUND.

   This statement is being filed by Keane, Inc., a Massachusetts corporation ("Keane"). Keane is a leading provider of information technology and business consulting services. The address of its principal business and principal office is Ten City Square, Boston, Massachusetts 02129.

   Attached hereto as Schedule A is a list of the directors and executive officers of Keane which contains the following information with respect to each such person:

   (a)  name;
   (b)  business address; and
   (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   To the knowledge of Keane, each person identified in Schedule A hereto is a United States citizen. To the knowledge of Keane, no person is a controlling stockholder of Keane.

   During the last five (5) years, neither Keane nor, to the knowledge of Keane, any of the directors or executive officers of Keane identified on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Keane nor, to the knowledge of Keane, any of the directors or executive officers of Keane identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   See Item 4 below, which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

   On August 20, 2001, Keane, Veritas Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Keane ("Veritas"), and the Issuer entered into an Agreement and Plan of Merger, dated as of August 20, 2001 (the "Merger Agreement"), pursuant to which Veritas agreed to merge with and into the Issuer (the "Merger").

-------------------                                        -----------------
CUSIP NO. 59162P104                13D                     PAGE 4 OF 8 PAGES
-------------------                                        -----------------

   In consideration of Keane's entering into the Merger Agreement, John H. Fain, Chairman and Chief Executive Officer of the Issuer, entered into a Shareholder's Agreement, dated as of August 20, 2001, with Keane and Veritas (the "Shareholder's Agreement"). Pursuant to the Shareholder's Agreement, Mr. Fain agreed to vote 6,135,104 shares of Issuer Common Stock (the "Directed Shares"), or 40% of the outstanding shares of Issuer Common Stock based on the Issuer's capitalization representation and warranty in the Merger Agreement, in favor of the Merger Agreement and the Merger. In connection with the Shareholder's Agreement, Mr. Fain granted Keane an irrevocable proxy to vote the Directed Shares in favor of the Merger and on related matters. Mr. Fain acknowledges and agrees that if, at any time during the term of the Shareholder's Agreement, the Directed Shares represent less than 40% of the outstanding shares of Issuer Common Stock, the Shareholder's Agreement shall be deemed to be amended as of such time such that the number of shares of Issuer Common Stock subject to the Shareholder's Agreement shall be increased to the number of shares of Issuer Common Stock constituting 40% of the outstanding shares of Issuer Common Stock.

   The Merger Agreement provides that, as a result of the Merger, each outstanding share of Issuer Common Stock will be converted into the right to receive 0.48 of a share (the "Exchange Ratio") of the common stock, $0.10 par value per share, of Keane ("Keane Common Stock"). Pursuant to the terms of the Merger Agreement, no fractional shares of Keane Common Stock will be issued in the Merger, and each shareholder of the Issuer who would otherwise be entitled to receive a fractional share of Keane Common Stock will instead receive a cash amount equal to such fractional part of a share of Keane Common Stock multiplied by the average of the last reported sales price per share of Keane Common Stock on the American Stock Exchange during the ten consecutive trading days ending on the last trading day prior to the closing of the Merger. In addition, pursuant to the Merger Agreement, each outstanding option to purchase Issuer Common Stock will be converted automatically into an option to purchase Keane Common Stock (each, a "Converted Option") at the effective time of the Merger. At the effective time of the Merger, each Converted Option will become an option to purchase that number of shares of Keane Common Stock as is equal to the number of shares of Issuer Common Stock subject to such stock option immediately prior to the Merger multiplied by the Exchange Ratio and rounded down to the nearest whole number. The price per share of the Converted Option will be equal to the exercise price per share of Issuer Common Stock at which such stock option was exercisable immediately prior to the effective time of the Merger divided by the Exchange Ratio and rounded up to the nearest whole cent.

   At the effective time of the Merger, the articles of incorporation of the Issuer as in effect at that time shall be amended to be identical to the articles of incorporation of Veritas as in effect immediately prior to the Merger, except that all references to the name of Veritas will be changed to refer to the name of the Issuer. In addition, the by-laws of the Issuer immediately before the Merger shall be amended to be identical to the by-laws of Veritas as in effect immediately prior to the Merger, except that all references to the name of Veritas will be changed to refer to the name of the Issuer.
After the Merger, the directors and officers of Veritas immediately before the Merger will become the directors and officers of the Issuer immediately after the Merger.

   The Merger Agreement and the Shareholder's Agreement may each have the effect of impeding the acquisition of control of the Issuer by any person other than Keane.

-------------------                                        -----------------
CUSIP NO. 59162P104                13D                     PAGE 5 OF 8 PAGES
-------------------                                        -----------------

   As a result of the Merger, Keane expects that the Issuer will request that Issuer Common Stock be delisted from The Nasdaq National Market. Additionally, Keane expects that the Issuer will file a Form 15 terminating registration of Issuer Common Stock pursuant to the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a)(b) As a result of the Shareholder's Agreement, Keane has sole power to control the vote of 6,135,104 shares of the Issuer Common Stock on the matters related to the Merger, but has no voting power with regard to any other matters. Keane has no power to dispose of these shares.

   Based on the foregoing, Keane may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to be the beneficial owner of 6,135,104 shares of Issuer Common Stock. The shares of Issuer Common Stock that may be deemed beneficially owned by Keane for purposes of Section 13(d) of the Securities Exchange Act of 1934 represent 40% of the outstanding shares of Issuer Common Stock. This percentage is based upon 15,337,760 shares of Issuer Common Stock outstanding as listed in the Issuer's capitalization representation and warranty in the Merger Agreement.

   Schedule A hereto lists the number of shares of Issuer Common Stock beneficially owned by each party referenced in Item 2, to the knowledge of Keane.

   (c) Neither Keane nor, to the knowledge of Keane, any person named in Schedule A hereto has effected any transactions in Issuer Common Stock during the past sixty (60) days.

   (d)  None.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   The description of the Shareholder's Agreement and the Merger Agreement and the Merger in Item 4 above are incorporated herein by reference. Other than the Shareholder's Agreement, the Merger Agreement and the Merger, to the best knowledge of Keane, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in
Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  Material to be Filed as Exhibits.

   The following documents are filed as Exhibits to this statement.

-------------------                                        -----------------
CUSIP NO. 59162P104                13D                     PAGE 6 OF 8 PAGES
-------------------                                        -----------------

Exhibit No.  Description
-----------  -----------

1 Shareholder's Agreement, dated as of August 20, 2001, between Keane, Veritas and John H. Fain (Incorporated herein by reference to Exhibit 99.1 to Keane's Current Report on Form 8-K/A filed on August 24, 2001 (File No. 001-07516))

2 Agreement and Plan of Merger, dated as of August 20, 2001, by and among Keane, Veritas and Metro Information Services, Inc. (Incorporated herein by reference to Exhibit 2.1 to Keane's Current Report on Form 8-K/A filed on August 24, 2001 (File No. 001-07516))


                                   SIGNATURE

   After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    Dated:  August 24, 2001

                                    KEANE, INC.


                                    By: /s/ John J. Leahy
                                       _______________________________________
                                       John J. Leahy
                                       Senior Vice President -
                                       Finance and Administration and
                                       Chief Financial Officer

-------------------                                        -----------------
CUSIP NO. 59162P104                13D                     PAGE 7 OF 8 PAGES
-------------------                                        -----------------

                                               SCHEDULE A
                                               ----------

KEANE, INC.

     The name, present principal occupation or employment and beneficial ownership of shares of Issuer Common Stock by each director and executive officer of Keane is set forth below. Except where indicated otherwise, the business address of each is Keane, Inc., Ten City Square, Boston, Massachusetts 02129.

     DIRECTORS
     ---------


                                                                               BENEFICIAL OWNERSHIP OF SHARES OF
                                                                                      ISSUER COMMON STOCK
                                                                                ----------------------------------
                                                                                                      SHARES
        Name/Present Principal                                                   SHARES HELD        UNDERLYING
       OCCUPATION OR EMPLOYMENT                   BUSINESS ADDRESS               OUTRIGHT (#)       OPTIONS (#)
------------------------------------------------------------------------------------------------------------------
Brian T. Keane                                                                        --                --
President and Chief Executive Officer
 of Keane
------------------------------------------------------------------------------------------------------------------
JOHN F. KEANE, SR.                                                                    --                --
Chairman of the Board of Keane
------------------------------------------------------------------------------------------------------------------
MARIA CIRINO                                                                          --                --
President and Chief Executive Officer
 of Guardent, Inc.
------------------------------------------------------------------------------------------------------------------
PHILIP J. HARKINS                                                                     --                --
President and Chief Executive Officer
 of Linkage, Inc.
------------------------------------------------------------------------------------------------------------------
WINSTON R. HINDLE, JR.                                                                --                --
Retired
------------------------------------------------------------------------------------------------------------------
JOHN F. KEANE, JR.                                                                    --                --
President and Chief Executive Officer
 of ArcStream Solutions, Inc.
------------------------------------------------------------------------------------------------------------------
JOHN F. ROCKART                                                                       --                --
Senior Lecturer at the Alfred J.
 Sloan School of Management at the
 Massachusetts Institute of Technology
------------------------------------------------------------------------------------------------------------------
STEPHEN D. STEINOUR                                                                   --                --
Vice Chairman of Citizens Financial
 Group
------------------------------------------------------------------------------------------------------------------

-------------------                                        -----------------
CUSIP NO. 59162P104                13D                     PAGE 8 OF 8 PAGES
-------------------                                        -----------------

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
----------------------------------------


                                                  Business Address              Beneficial Ownership of Shares of
                                                                                       Issuer Common Stock
                                      ----------------------------------------------------------------------------
                                                                                                      SHARES
        Name/Present Principal                                                   SHARES HELD        UNDERLYING
       OCCUPATION OR EMPLOYMENT                                                  OUTRIGHT (#)       OPTIONS (#)
------------------------------------------------------------------------------------------------------------------
JOHN J. LEAHY                                                                        --                 --
Senior Vice President - Finance and
 Administration and Chief Financial
 Officer
------------------------------------------------------------------------------------------------------------------
ROBERT B. ATWELL                                                                     --                 --
Senior Vice President - North
 American Branch Operations
------------------------------------------------------------------------------------------------------------------
IRENE BROWN                                                                          --                 --
Senior Vice President - Keane, Inc.
------------------------------------------------------------------------------------------------------------------
RAYMOND W. PARIS                                                                     --                 --
Senior Vice President - Healthcare
 Solutions
------------------------------------------------------------------------------------------------------------------
RENEE SOUTHARD                                                                       --                 --
Senior Vice President - Human
 Resources
------------------------------------------------------------------------------------------------------------------
LINDA B. TOOPS                                                                       --                 --
Senior Vice President - Keane, Inc.

------------------------------------------------------------------------------------------------------------------